June 3, 2024	Teo Sax
T +1 617 951 7386
teo.sax@ropesgray.com

VIA EDGAR

Ms. Mindy Rotter
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Certified Shareholder Reports on Form N-CSR
	Filing Date:	December 7, 2023

Dear Ms. Rotter:

This letter is provided in response to the oral comments you provided to Thomas Hiller and Teo Sax of Ropes & Gray LLP on May 8, 2024, regarding the shareholder reports and Form N-CSR filed by the Sterling Capital Funds (the “Registrant” and each series of the Registrant, a “Fund”) on December 7, 2023 for the fiscal year ended September 30, 2023. The comments and the Registrant’s responses thereto are set forth below.

Comment 1:	Please confirm in correspondence whether each non-diversified Fund continues to maintain its non-diversified status. The staff notes that if any of the Funds have been operating as a diversified Fund for more than 3 years, that Fund will require shareholder approval prior to change its status back to a non-diversified Fund.

Response:	The Registrant confirms that each non-diversified Fund continues to maintain its non-diversified status.

Comment 2:	The staff notes that certain funds disclosed a cash overdraft on the Statements of Assets and Liabilities. Please explain the cause of the overdraft in correspondence.

Response:	The Funds utilize an automated cash sweep process that periodically moves uninvested cash into an unaffiliated money-market product. On September 30, 2023, after the cash sweep process took place, a Fund expense was allocated across the Funds, causing the various cash overdrafts noted in the Statements of Assets and Liabilities. In each case, the Funds had sufficient cash in the sweep vehicle to cover the overdraft.

June 3, 2024

Comment 3:	The staff noted differences between the expense amounts disclosed in the Financial Highlights and the amounts disclosed in the current prospectus. Please explain the reason for such differences in correspondence. This applies to the Sterling Capital Mid Cap Relative Value Fund – Class C shares and Sterling Capital West Virginia Intermediate Tax-Free Fund – Class C shares.

Response:	The differences in disclosed expense amounts for Class C shares for these two Funds are due principally to the extremely small size (in each case <$5,000 class net assets) of each such share class and the extremely small percentage of overall Fund net assets represented by such classes (in each case less than 0.01% of Fund net assets), which contributed to these classes realizing divergences in expenses due to the daily rounding to the nearest penny of expenses allocated to the classes during the reporting period for purposes of calculating the expenses disclosed in the current prospectus.

Comment 4:	The annual report disclosed “On November 16, 2023, the Board approved the reorganization of the Sterling Capital SMID Opportunities Fund (the ‘Acquired Fund’) into the Sterling Capital Mid Value Fund (the ‘Acquiring Fund’).” It appears the reorganization was filed in a filing under Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”), as opposed to on Form N-14. Please explain in correspondence why the reorganization was filed in this manner and provide the analysis for the reorganization. As part of the analysis please cite specific rules and staff positions in the response.

Response:	As discussed further below, shareholders of the Acquired Fund were not asked to vote on, or make any investment decision with respect to, the reorganization. Because no shareholders were being asked to vote on or make any decision with respect to the reorganization, the Registrant does not believe that a registration statement on Form N-14 was required.

State law. The Acquired Fund and the Acquiring Fund were separate series of the Registrant, which is a Massachusetts business trust. Massachusetts business trusts are creatures of contract, not statute, and the Massachusetts General Laws (including Chapter 182 applicable to business trusts) do not specify or reserve any voting rights for shareholders. The Registrant’s Amended and Restated Agreement and Declaration of Trust provides that the Trustees shall manage the business of the Registrant and that shareholders have only such power to vote as is provided for in the Registrant’s Bylaws. Section 11.1 of the Bylaws of the Registrant sets forth the exclusive voting powers of shareholders, none of which are applicable to the reorganization. In view of the absence of any applicable state law requirement or contractual right, the Registrant does not believe that shareholder approval of the reorganization was required under state law.

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June 3, 2024

1940 Act. Section 17(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) prohibits certain transactions between funds and their “affiliated persons” (and affiliated persons of such persons). Rule 17a-8 under the 1940 Act provides an exemption from this prohibition for mergers of affiliated funds, provided certain conditions are met. Rule 17a-8(a)(3) provides that fund mergers must be approved by the vote of a majority of the outstanding voting securities of any merging fund that is not the surviving fund unless four conditions are me.1The reorganization satisfied all four of the conditions. As a result, shareholder approval of the reorganization was not required under the 1940 Act.

Form N-14 considerations. The shares of the Acquiring Fund received by Acquired Fund shareholders in the reorganization were registered on Form N-1A. As discussed above, consistent with state law, the 1940 Act, and the Registrant’s organizational documents, shareholders of the Acquired Fund did not make an investment choice or decision in connection with the reorganization. As a result, the reorganization did not involve an “offer” or “sale” of a security within the meanings ascribed to such terms under Securities Act. Since there was no offer or sale for Securities Act purposes, there was no need to file a Form N-14 to register the shares of the Acquiring Fund received by Acquired Fund shareholders.

This conclusion is supported by Rule 145 under the Securities Act. Form N-14 is intended for the registration of an offering of securities issued by investment companies in exchange offers and business combination transactions under Rule 145.2 However, the reorganization was not a business combination that falls within any of the types of transactions described in Rule 145. Rule 145 narrowed the previously existing “no sale” theory of Rule 133 under the Securities Act by providing that an “offer” or “sale” is deemed to be involved when persons are offered securities in transactions of the type described in Rule 145. Rule 145(a) transactions are limited to those cases where “pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement” relating to various enumerated transactions.3 Fund reorganizations requiring shareholder approval or consent are Rule 145 transactions, and as such are deemed to involve an “offer” and “sale” of a security. However, transactions involving no vote or consent of shareholders—such as the reorganization—are not transactions of the type specified in Rule 145(a), and do not involve an offer or a sale.

[1]	Namely, that (i) no policy of the merging fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the surviving fund; (ii) no advisory contract between the merging fund and any adviser thereof is materially different from an advisory contract between the surviving fund and any investment adviser thereof, except for the identity of the fund as a party to the contract; (iii) directors of the merging fund who are not interested persons of the merging fund and who were elected by its shareholders will comprise a majority of the directors of the surviving fund who are not interested persons of the surviving fund; and (iv) any distribution fees authorized to be paid by the surviving fund pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees authorized to be paid by the merging fund pursuant to such a plan.

[2]	See “Business Combination Transactions; New Registration Form for Investment Companies,” Release Nos. 33- 6611, IC-14796, Nov. 25, 1985. See, also, Preliminary Note to Rule 145, which specifically provides that securities issued in transactions described in paragraph (a) of Rule 145 may be registered on Form S-4, F-4, or Form N-14.

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June 3, 2024

Further, Form N-14 is intended to provide information to shareholders to assist them in making informed investment decisions. Form N-14 states that “[t]he purpose of the prospectus is to provide essential information about the registrant and the transaction in a way that will assist investors in making informed decisions about whether to purchase the securities being offered” [emphasis added].1 Because no shareholders was asked to make any decision with respect to the Reorganization, a registration statement on Form N-14 would not have served its intended purpose.

We note also that there was no obligation to deliver an information statement with respect to the reorganization to any shareholder. Rule 14c-2 under the Securities Exchange Act of 1934, as amended, does not require that an information statement be prepared and delivered when there is no shareholder meeting or action by written consent involved with the reorganization. Registering shares in connection with the reorganization on Form N-14 would effectively require the delivery of an information statement, a paradoxical result that would have involved significant expense to the Acquiring Fund and Acquired Fund and their shareholders.

[3]	See Preliminary Note to Rule 145. Because the Reorganization is not within the scope of Rule 145, Rule 145 does not provide that the issuance of shares of the Acquiring Fund is an offer, offer to sell, offer for sale or sale for purposes of the Securities Act of 1933, as amended. However, it is possible that a transaction not within the scope of Rule 145 may nonetheless involve an offer, offer to sell, offer for sale or sale. For example, we understand that in the adopting release for Rule 145, the SEC stated that a short-form merger that is not within the scope of Rule 145 (because no shareholder vote or consent is required) may nonetheless involve an offer. Short-form mergers are readily distinguishable from the reorganization. In a short-form merger, although shareholders do not have an opportunity to vote on the merger itself, they typically do have an opportunity to assert appraisal rights; in effect, shareholders have an opportunity to elect whether or not to receive the merger consideration, which is tantamount to an investment decision. In the reorganization, shareholders have no appraisal rights.

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June 3, 2024

If you have any further questions or comments, please do not hesitate to call me at (617) 951-7386.

Sincerely,

/s/ Teo Sax
Teo Sax

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